Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated August 11, 2009
Relating to Preliminary Prospectus Supplement dated August 10, 2009
Registration Statement No. 333-155745
Petroleum Development Corporation
Pricing Term Sheet
3,750,000 Shares of Common Stock

Issuer:	Petroleum Development Corporation

Symbol:	PETD

Shares issued:	3,750,000 shares of common stock

	Per Share	Total
Public offering price:	$12.00	$45,000,000
Underwriting discount:	$0.66	$2,475,000
Net proceeds (before expenses):	$11.34	$42,525,000

Shares outstanding after this offering (assuming no exercise of the option to purchase additional shares):	18,655,591 shares of common stock

Option to purchase additional shares:	562,500 shares

Use of proceeds:	We will receive net proceeds of approximately $42.2 million from this offering, or $48.6 million if the underwriters exercise in full their option to purchase additional shares, in each case, after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds from this offering to reduce amounts outstanding under our credit facility. The indebtedness outstanding under our credit facility is due on May 22, 2012.

Trade date:	August 11, 2009

Closing date:	August 17, 2009

Book-Running Manager:	J.P. Morgan Securities Inc.

Co-Managers:	BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Calyon Securities (USA) Inc.
ABN AMRO Incorporated
Scotia Capital (USA) Inc.

Additional information:	In addition to the pricing information set forth above, the “Capitalization” section of the preliminary prospectus will be updated to reflect the following changes ($ in thousands):

•	As-adjusted credit facility	$175,825
•	As-adjusted total long-term debt	$376,337
•	As-adjusted additional paid in capital	$50,797
•	As-adjusted total shareholders’ equity	$517,804
•	As-adjusted total equity	$518,466
Petroleum Development Corporation previously filed a registration statement on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement became effective on January 30, 2009. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Petroleum Development Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.
A copy of the preliminary prospectus supplement and prospectus relating to the offering may be obtained by contacting J.P. Morgan Securities Inc., at 4 Chase Metrotech Center, CS Level, Brooklyn, New York 11245, Attn: Chase Distribution and Support Service, Northeast Statement Processing, or by telephone at 1-800-576-3529.